Gary Stromquist
Vice President
Interim CFO

Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550
USA
Phone:	859 232 6189
Fax:	859 232 7137

July 24, 2014

Via Edgar

Ms. Cecilia Blye
Office of Global Security Risk Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-14050

Dear Ms. Blye:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K referenced above, as set forth in the letter to the Company dated July 10, 2014.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

General

Comment #1:

We note that the website of Attar Brothers Trading and Marketing of Syria lists you among the companies whose products it sells. In addition, you disclose on pages 5, 12, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan. Cuba, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Syria, or Sudan. Please provide us with information regarding any contacts with Cuba, Syria, and Sudan for the last three fiscal years and the subsequent interim period. Your response should describe any goods, technology, or services you have provided into Cuba, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Syria, and Sudan, or entities they control.

Response #1:

For the last three fiscal years and the subsequent interim period, Lexmark has had no operations in, or other contacts with, Syria, Sudan and Cuba (the “Restricted Countries”) and does not anticipate any future operations or contacts in these countries. During this period Lexmark has had no agreements, commercial arrangements or other contacts with the governments of the Restricted Countries or entities controlled by these governments. To the best of the Company’s knowledge for the last three fiscal years and during the subsequent interim period, Lexmark has derived no revenue from the sale or license of its products or services to customers in the Restricted Countries.  In addition, Lexmark does not knowingly sell to prohibited parties and has a systematic process in place for screening its sales orders to ensure compliance with U.S. embargoes, sanctions, and licensing requirements.  The screening is done at the sold-to, bill-to, and ship-to levels. Further, it is the Company’s practice to require in its contracts with customers that any re-export of Lexmark’s products be conducted in accordance with all applicable U.S. export controls and regulations. As described in the Company’s Code of Business Conduct, which is available on Lexmark’s Investor Relations website at http://investor.lexmark.com, Lexmark’s policy is to comply with all laws, rules and regulations, including the export control laws of the United States.

Prior to receiving this comment, the Company was unaware of Attar Brothers Trading and Marketing of Syria’s (“Attar Brothers”) reference to Lexmark on their website. For the last three fiscal years and the subsequent interim period, the Company has had no business relationship with Attar Brothers. As mentioned above, the Company has not authorized the distribution of its products, or performance of related services, in Syria or any other Restricted Country.

In connection with providing the above response to your comment, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ Gary D. Stromquist

Gary D. Stromquist

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance
Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
PricewaterhouseCoopers LLP